02043301

APPENDIX 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

SEC MAIL PROCESSING
RECEIVED
JUL 18 2002
WASH. D.C. 154 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2002 (2) **File No.: 0-11378**

TransGlobe Energy Corporation
(Translation of Registrant's Name into English)

PROCESSED
JUL 22 2002
THOMSON
FINANCIAL

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F [X] Form 40F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - ____________.

Form 20 - Securities Act

Report under Section 132(1) of the *Securities Act* of a Trade Made under Section 131(1)(a) (b), (c), (d), (l), (m), (p), (q), (t), (t.1), (u) or (bb) of the *Securities Act* or Section 122(b) or (d) of the Alberta Securities Commission Rules.

Report Under Section 7.1(1) of Multilateral Instrument 45-103 *Capital Raising Exemptions* ("MI 45-103") of a Trade Made Under Section 3.1(2), 4.1(4) or 5.1(2) of MI 45-103.

Report Under Section 5.1 of ASC Blanket Order 45-507 *Offerings by CDNX Short Form Offering Document* of a Trade Made Under Blanket Order 45-507.

NOTE: Circle statutory exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness nor is it required in the circumstances described in section 7.1(2) of Multilateral Instrument 45-103 Capital Raising Exemptions."

1. **Full name and address of the Vendor:**

   TransGlobe Energy Corporation
   Suite 2900, 330 - 5th Avenue SW
   Calgary, AB T2P 0L4

2. **Name and address of the issuer of the security traded and description of the security:**

   TransGlobe Energy Corporation
   Suite 2900, 330 - 5th Avenue SW
   Calgary, AB T2P 0L4

   Grant of stock options to purchase 240,000 common shares at $0.50 per share expiring April 16, 2007

3. **Date of trade(s):** June 17, 2002

4. **Amount or Number of Securities purchased:**

   Grant of stock options to purchase 240,000 common shares at $0.50 per share expiring April 16, 2007.

5. **The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased**

Schedule "A"
Certified List of Purchasers

Full Name and Address of Purchaser(s)	Amount or Number of Securities Purchased	Purchase Price	Statutory Exemption Relied On	Hold Period
Robert A. Halpin 35 Discovery Woods Villas SW Calgary, AB T3H 5A7	120,000	Nil	s.131(1)(bb)	Shares issued on exercise of options are subject to a 4 month hold period from date of grant of stock options
Geoffrey C. Chase 1451 Varsity Estates Dr. NW Calgary, AB T3B 3B4	120,000	Nil	s.131(1)(bb)	

I CERTIFY that the above comprises the information required as set out in item 5 of the Alberta Securities Act Form 20, Report of Exempt Distribution, in connection with a grant of stock options to outside directors of TransGlobe Energy Corporation on June 17, 2002.

DATED at Calgary, Alberta on June 25, 2002

A.C. Ferguson
Secretary

VANSOL Library:434441.1

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

TransGlobe Energy Corporation
Name of issuer
Suite 2900, 330 5th Avenue SW, Calgary, AB T2P 0L4
Address
(403) 264-9888
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia, Alberta, Ontario and Quebec.

3. State whether the issuer is listed on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer's Common shares are listed on The Toronto Stock Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Grant of stock options to purchase 120,000 common shares at $0.50 per share expiring April 16, 2007.

information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7L 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

Schedule "A"

List of Purchasers

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Erwin L. Noyes 1911 Meadowbank Road Saanichton, BC V8M 1X9	(250) 652-1625 erwin_noyes@bc.sympatico.ca	Grant of Options to Purchase up to 120,000 common shares at $0.50 share expiring April 16, 2007	s.74(2)(9)

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Complete 1. or 2.

1. TransGlobe Energy Corporation ("TransGlobe") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on June 17, 2002 of incentive stock options to purchase up to 1,400,000 common shares of TransGlobe, TransGlobe was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. N/A[*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [*date*] of [*amount or number and type of securities*] of [*Name of Issuer*], [*Name of Issuer*] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of equity securities on a qualified market, and now is, a qualifying issuer within the meaning of multilateral Instrument 45-102.

DATED at Calgary, Alberta this 25 day of June, 2002 .

TransGlobe Energy Corporation

By: [signature]
Lloyd Herrick, Vice-President
and Chief Operating Officer

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.
2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Submitted herewith with respect to the granting of stock options on June 17, 2002 to purchase 1,400,000 common shares at $0.50 per share, expiring April 16, 2007. (Insider Reports were sent to you on June 20, 2002.)

(1) Alberta Form 20, dated June 25, 2002
(2) BC Form 45-902F, dated June 25, 2002
(3) Multilateral Instrument MI 45-102F2, dated June 25, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: July 17, 2002

By: [signature]
David C. Ferguson
Vice President Finance & CFO